Filed by Petrosearch Energy Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company:  Petrosearch Energy Corporation
Commission File No.  000-51488

PETROSEARCH ENERGY TO COMBINE WITH DOUBLE EAGLE PETROLEUM

HOUSTON, TX – March 31, 2009 - Petrosearch Energy Corporation (OTCBB: PTSG) announced today that it has entered into a definitive agreement to combine with publicly traded Double Eagle Petroleum Co. - NASDAQ: DBLE (“Double Eagle”) of Denver Colorado.  An independent Special Committee to the Board of Directors of Petrosearch has unanimously recommended the transaction to the Petrosearch Board of Directors and the Board of Directors has approved it.  The closing is subject to approval of holders by a majority of the Petrosearch outstanding common and preferred shares voting as a single class, with the preferred shares voting on an as-converted basis.  Richard Dole, who serves as the Chairman and CEO of Petrosearch while also serving as the Chairman and CEO of Double Eagle, was not involved in any capacity in initiating, evaluating, negotiating or voting upon any matter relating to the Double Eagle transaction.

Wunderlich Securities, Inc. has issued its written opinion to the Special Committee of Petrosearch’s Board of Directors to the effect that the transaction is fair to the Company’s shareholders from a financial point of view.

All members of the Petrosearch Board of Directors and all of the Company’s executive officers have executed voting agreements with DBLE pursuant to which each such person will vote all of his Petrosearch shares in favor of the transaction at the Petrosearch shareholders’ meeting called to consider the matter.

The signing of the definitive agreement with Double Eagle concludes Petrosearch’s efforts to identify and pursue strategic alternatives which began after announcement of the sale of Petrosearch’s Barnett Shale project in June 2008.  The extensive process has consisted of discussions, negotiations and due diligence with more than 25 public and private entities with the purpose of identifying a strategic transaction that could benefit the Petrosearch shareholders.  The possible transaction structures considered were a merger with a public or private entity or a significant acquisition or sale.  Given Petrosearch’s healthy financial condition and the deteriorating economic climate, both in the broad economy and more specifically the oil and gas industry, there was significant interest from many companies in combining with Petrosearch.

In response to the potential business opportunity, Petrosearch established specific criteria for analysis under which each potential candidate would be measured. A preferred candidate would: i) be significantly larger than Petrosearch both in terms of net asset value and market value; ii) have quality assets that are economic at the current low energy prices; iii) have considerable cash flow; iv) have significant upside to their portfolio of assets; and v) have capital, or access to capital that will allow the entity to continue for a minimum of 12-18 months without the need to raise additional capital.   In its final decision, the Board of Directors of Petrosearch concluded that the transaction ultimately negotiated with Double Eagle was the best choice for the Petrosearch shareholders.  This conclusion took into consideration the specific deal terms that were negotiated and the fact that in the Board’s view Double Eagle best fit the established criteria for analysis.

The combination of Petrosearch and Double Eagle creates a growth oriented oil and gas company with a large resource base.  Double Eagle, as the surviving parent company of the merger, is expected to establish as its primary near-term goal deploying capital sparingly during this economic downturn and maintaining its financial strength, thereby allowing it to be poised for growth once there has been a turnaround in the market.

Under the terms of the merger agreement Petrosearch common shareholders are expected to receive 0.0432 shares of Double Eagle common stock for each share of Petrosearch common stock they own, or a total of 1,789,302 shares subject to closing adjustments.  As a result of the merger, assuming the foregoing exchange ratio, Petrosearch preferred shareholders will be converted to common stock and be issued a total of 2,254 shares of Double Eagle common stock.  The transaction is expected to provide Double Eagle with approximately $8.75 million of working capital and an early stage water-flood project in the Texas Panhandle.  Assuming Double Eagle’s and Petrosearch’s closing stock prices as of yesterday, the proposed purchase price equates to approximately $0.225 per Petrosearch share, a 73% premium over Monday's closing price.  The parties anticipate that following the merger, Double Eagle’s current stockholders will own approximately 83.7 percent of Double Eagle and Petrosearch’s current stockholders will own the remaining approximately 16.3 percent. The transaction is subject to Petrosearch shareholder approval and other customary closing conditions.  Adjustments to the  final number of shares to be issued to Petrosearch common and preferred shareholders and possible cash consideration issued to Petrosearch shareholders will be determined by i) the Double Eagle volume weighted average stock price for the 20 days prior to closing; and ii) Petrosearch’s delivery of a minimum of $8.75 million working capital at closing.  For more details of the merger please see the Petrosearch Form 8-K filed with the Securities and Exchange Commission today.

About Petrosearch

Petrosearch Energy Corporation, a Nevada corporation with executive offices in Houston, Texas, is a resource based energy company with operations focused in the Anadarko basin of the North Texas Panhandle.  For more information please visit www.petrosearch.com.

About Double Eagle

Double Eagle Petroleum Co. explores for, develops, and sells natural gas and crude oil, with natural gas constituting more than 95% of its production and reserves. The Company’s current major development activities are in its Atlantic Rim coal bed methane play and in the Pinedale Anticline in Wyoming.

Forward Looking Statements

Opinions, forecasts, projections or statements other than statements of historical fact are forward-looking statements that involve risks and uncertainties. Forward-looking statements in this announcement are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although Petrosearch believes that the expectations reflected in its forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Actual results may differ materially due to a variety of factors, including without limitation: the uncertainty involved in exploring for and developing new natural gas reserves, the sale prices of natural gas and oil, labor and raw material costs, the availability of sufficient capital resources to carry out its anticipated level of new well development and construction of related pipelines, environmental issues, weather conditions, competition, general market conditions, and other risks detailed in Petrosearch’s filings with the Securities and Exchange Commission (SEC). You can find Petrosearch’s filings with the SEC at www.Petrosearch.com or at www.sec.gov. By making these forward-looking statements, Petrosearch does not undertake any obligation to update these statements for revisions or changes after the date of this release.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.  DOUBLE EAGLE AND PETROSEARCH WILL FILE A REGISTRATION STATEMENT AND/OR A PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION SHORTLY. ONCE FILED, SHAREHOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING DOUBLE EAGLE, PETROSEARCH AND THE MERGER. A DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL BE SENT TO PETROSEARCH SHAREHOLDERS SEEKING THEIR APPROVAL OF THE MERGER. INVESTORS AND SHAREHOLDERS MAY OBTAIN A FREE COPY OF THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND OTHER DOCUMENTS FILED BY DOUBLE EAGLE OR PETROSEARCH WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

ONCE FILED, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM PETROSEARCH BY DIRECTING A REQUEST TO PETROSEARCH ENERGY CORPORATION, 675 BERING DRIVE, SUITE 200, HOUSTON TEXAS 77057, ATTENTION DAVID COLLINS; TELEPHONE: (713) 961-9337 EXT. 45; E-MAIL: DAVID.COLLINS@PETROSEARCH.COM.

THE IDENTITY OF PEOPLE WHO, UNDER SEC RULES, MAY BE CONSIDERED “PARTICIPANTS IN A SOLICITATION” OF PROXIES FROM STOCKHOLDERS OF PETROSEARCH TO APPROVE THE MERGER AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS IN THE SOLICITATION, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE PROXY STATEMENT/PROSPECTUS.